VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

NORTHERN DYNASTY MINERALS LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 27, 2024 (the "Meeting").

The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	%	WITHHELD	%
Ronald W. Thiessen	104,117,094	67.32%	50,543,856	32.68%
Robert A. Dickinson	103,676,387	67.03%	50,984,563	32.97%
Desmond M. Balakrishnan	99,820,609	64.54%	54,840,340	35.46%
Christian Milau	150,096,488	97.05%	4,564,462	2.95%
Kenneth W. Pickering	142,992,015	92.46%	11,668,935	7.54%
Wayne Kirk	146,773,519	94.90%	7,887,431	5.10%
Siri C. Genik	149,738,730	96.82%	4,922,220	3.18%
Isabel Satra	143,491,139	92.78%	11,169,811	7.22%

1. Deloitte, Chartered Professional Accountants, were appointed auditor of the Company.  Shares voted in person and by proxies received represented 211,172,640 (87.12%) votes FOR and 31,220,182 (12.88%) votes WITHHELD.

2. The ordinary resolution of disinterested shareholders to approve the 2024 Share Option Plan, as amended, for continuation for three years, until June 27, 2027, was not passed.  Shares voted in person and proxies received represented 69,325,501 (48.20%) votes FOR and 74,511,276 (51.80%) votes AGAINST. This vote excluded 10,824,173 shares held by Insiders.

3. The ordinary resolution to approve the 2024 Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan"), as amended, the related allocation renewal and authorization for grants pursuant to the DSU Plan for three years, until June 27, 2024 was passed.  Shares voted in person and proxies received represented 120,396,749 (77.85%) votes FOR and 34,264,201 (22.15%) votes AGAINST.

4.  The ordinary resolution to approve the 2024 Restricted Share Unit Plan (the "RSU Plan"), as amended, the related allocation renewal and authorization for grants pursuant to the RSU Plan for three years, until June 27, 2027 was passed.  Shares voted in person and proxies received represented 120,534,831 (77.93%) votes FOR and 34,126,119 (22.07%) votes AGAINST.

There were non-votes recorded (but not voted) on each resolution as follows: 87,731,873 non-votes on the resolutions to elect each director except Desmond Balakrishnan, who received 87,731,874 non-votes; 1 non-vote on the appointment of auditor resolution; 87,731,873 non-votes on each of three resolutions to approve the Share Option Plan, Deferred Share Unit Plan and the Restricted Share Unit Plan, respectively. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.